Exhibit 99.1

YAMANA GOLD PROVIDES CORPORATE UPDATE
--Record quarterly production in the third quarter of over 390,000 ounces--

TORONTO, ONTARIO, October 2, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced preliminary operating results for the third quarter 2014 and mid-year highlights from its 2014 exploration program.

The Company achieved record quarterly production in the third quarter in excess of 390,000 gold equivalent ounces (“GEO”)(1) at all-in sustaining cash costs(2,3) within annual guidance range of between $825 and $875 per GEO.  Significant contribution and increased production was mostly from Chapada, El Peñón, Canadian Malartic, Mercedes and Pilar.  This increase represents an increase of over 17% over second quarter production levels.  Fourth quarter production is expected to increase further with increases coming mostly from Chapada, El Peñón, Canadian Malartic, Mercedes, Pilar and Jacobina.  Yamana continues to focus on its cornerstone operations from which it is deriving greatest increase in production at lowest cost.

Yamana’s focus on exploration at existing operations continues to be a key to unlocking further value and creating value for shareholders.  The emphasis of the 2014 program has been infill drilling to do the work necessary to upgrade the significant inferred mineral resource increase of 2013 and will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow.  The Company’s exploration budget for 2014 is approximately $75 million with approximately $50 million having been spent through the end of August.

The significance of results of exploration to date include the following:
•
El Peñón - mineral reserves are expected to be replaced at or above reserve grade this year and significant exploration opportunities continue to exist particularly with the recent discovery of new secondary structures oriented parallel to historical north-south targeted trends.

•	Minera Florida - mineral resources are expected to be upgraded and expanded in support of mineral reserve growth in 2014 with infill drilling intersections at or above reserve grade.
•	Chapada - the discovery of Santa Cruz combined with Corpo Sul and Suruca suggest the potential of a system that could be significantly larger than was originally planned.

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(All dollar amounts are expressed in United States dollars unless otherwise specified.)
1. GEO assumes gold plus the gold quivalent of silver using a ratio of 50:1.
2. Refers to a non-GAAP measure.  Reconciliation of non-GAAP measures are available at www.yamana.com/Q22014.
3. Includes by-product cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

•
Pilar - increased certainty of the location of higher grade areas with tightened drill spacing is expected to support more efficient mining and reduced dilution to get increased production from lower tonnage.

•
Mercedes - drilling at GAP, which is along the Mercedes to Marianas structure, is returning positive results and is being evaluated to determine if the structures are linked which would significantly increase resource and mine life.

•
Gualcamayo - results at Rodado Southwest which is a near to surface structure near current underground mine workings continue to support the potential for a large scale, bulk tonnage underground operation with several intersections exceeding 100 metres.

•	Cerro Moro - assay results continue to support the modelled grades and widths in the resource model.
•	Canadian Malartic and Kirkland Lake - the 2014 program is expected to provide additional insight into the best approach to unlock value at the newest portfolio of exploration assets.

“The strategic direction of our 2014 exploration program is to focus on infill drilling to upgrade the significant mineral resource increase we achieved through last year’s program.  Increasing mineral resources, and ultimately mineral reserves, at our existing operations is at the core of the value added by our exploration program,” commented William Wulftange, Senior Vice President, Exploration. “We are continuing to demonstrate success with our exploration program by delivering on the plan we set-out at the beginning of the year.  Impressively, we have been able to deliver results with a budget that decreased substantially from the previous year as we focus on being ever more efficient with our exploration efforts in support of the Company wide cost containment initiatives.”

Further information on the Company’s 2014 exploration update including complete drill tables and figures can be found at www.yamana.com/2014ExplorationUpdate.

The Company has filed an updated technical report entitled “Technical Report on the Chapada Mine, Brazil”, dated July 31, 2014 on a voluntary basis to provide updated information (see www.sedar.com).

The Company has filed an updated technical report entitled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico”, dated February 25, 2014, updated as of May 31, 2014, on a voluntary basis in order to provide updated information (see www.sedar.com).

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Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CIM and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.  For additional information on these programs for Chapada, Gualcamayo, Mercedes, Minera Florida, Canadian Malartic and El Peñón  please refer to the following technical reports:
•	Technical Report on the Chapada Mine, Brazil dated July 31, 2014,
•	Technical Report for Gualcamayo Project, San Juan, Argentina dated March 25, 2011,
•	Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico dated February 25, 2014, updated as of May 31, 2014,
•	Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile dated March 22, 2010,
•	Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property dated August 13, 2014, and
•	Technical Report on the El Peñón Mine, Northern Chile dated December 7, 2010,

each of which can be found on SEDAR at www.sedar.com.

Qualified Persons

William Wulftange, P. Geo., Senior Vice President of Exploration, Yamana Gold Inc. is a Registered Member of the Society of Mining and Metallurgical Engineers and a Licensed Professional Geologist. Mr. Wulftange has reviewed and approved the scientific and technical information contained within this press release and is a Qualified Person as defined in National Instrument 43-101.

Mr. Wulftange verified the data disclosed in this press release, including the exploration, analystical and testing data underlying the information.  Verification included a review and validation of the applicable assay databases and reviews of assay certificates.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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